Exhibit 99.1

The Stars Group Announces ISS and Glass Lewis Recommendations FOR its Proposed Combination with Flutter; Change to Virtual-Only Meeting
TORONTO - April 8, 2020 - The Stars Group Inc. (NASDAQ: TSG) (TSX: TSGI) is pleased to announce that two independent proxy advisory firms, Institutional Shareholder Services Inc. and Glass Lewis & Co., have each recommended that shareholders vote FOR the proposed all-share combination with Flutter Entertainment plc by way of a plan of arrangement at the upcoming special meeting (the “Meeting”) of The Stars Group shareholders on April 24, 2020 at 10:00 a.m. EDT. The Stars Group also announced today that the Meeting will now be held in a virtual only format, whereby shareholders may attend and participate in the Meeting via live audio webcast.
Special Meeting Information
The Stars Group announced today that it will now hold the Meeting on Friday, April 24, 2020 at 10:00 a.m. EDT in a virtual only format whereby shareholders may attend and participate in the Meeting via live audio webcast. The Meeting was previously scheduled to be held at the Hotel Fairmont Royal York, located at 100 Front Street West, Toronto, Ontario, Canada M5J 1E3 in the Confederation 3 room, as well as via a live audio webcast online. Out of an abundance of caution, to proactively deal with the unprecedented public health impact of a coronavirus disease (COVID-19), and to mitigate risks to the health and safety of The Stars Group’s community, shareholders, employees and other stakeholders, the Meeting will now be held as a completely virtual meeting, to be conducted via live audio webcast. Shareholders will no longer be able to attend the Meeting in person.
Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online by following the instructions in The Star’s Group’s management information circular dated March 26, 2020 (the “Circular”). Non-registered shareholders wishing to attend and vote in person at the Meeting should follow the instructions provided by their broker or agent. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

To attend the Meeting:

•	Go to https://web.lumiagm.com/238137587 at least 15 minutes before the Meeting starts;
AND

•	Click on “I have a login” and enter the username and password. The username is the 15 digit control number located on your proxy form. The password is “stars2020”;
OR

•	Click “I am a guest” and complete the online form.
If you are a non-registered shareholder and wish to attend and participate at the Meeting, you should carefully follow the instructions set out on your voting information form and in the Circular, in order to appoint and register yourself as proxy. Non-registered shareholders who have not duly appointed themselves as a proxy will not be able to vote at the Meeting, but can attend as a guest.
If you attend the Meeting online, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. Please allow ample time to check into the Meeting online and complete the related procedure.
A copy of the Circular and related Meeting materials have been mailed to shareholders and can also be obtained on both SEDAR and EDGAR, and on The Stars Group investor relations section of its website at http://www.starsgroup.com/the-stars-group/investor-relations/special-meeting-information.
Shareholder Questions
If you have any questions or require assistance voting your common shares, please contact The Stars Group’s proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at 1-877-452-7184 toll-free in North America, or outside North America at +1 416 304-0211, or by e-mail at assistance@laurelhill.com.

About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour and Asia Pacific Poker Tour. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 23 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.
Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, the proposed combination of The Stars Group and Flutter and the Meeting. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

For investor relations and media inquiries, please contact:
Vaughan Lewis, Tel: +1 437-371-5730,
ir@starsgroup.com and press@starsgroup.com